Exhibit 99.1

Attention Business Editors: PetroKazakhstan Inc. - Update on Transportation Projects

CALGARY, June 23 /CNW/ - PetroKazakhstan Inc. (“PetroKazakhstan” or the “Company”) is pleased to provide its shareholders with an update on various transportation initiatives.

KAM Pipeline

The construction of the KAM pipeline and Dzhusaly railcar loading terminal is now completed and the facilities have been commissioned and approved for operation.

The first 22,100 barrels of crude oil, consisting of 49 tank cars, have been loaded for shipment. The shipment is imminent and is bound for Atyrau on the Caspian Sea where it will be exported to Europe.

The 16-inch diameter, 177 kilometre (“km”) KAM pipeline will have an initial capacity of 100,000 barrels of oil per day (“bopd”). It is the first high-pressure oil pipeline built in Kazakhstan.

The new pipeline and rail terminal facilities, which were completed at a capital cost of 77 Million US$, will reduce transportation distance by 1,300 km on west bound exports of crude oil from the Company’s oil fields in the South Turgai basin.

Turgai Petroleum, the Joint Venture between PetroKazakhstan (50%) and LUKoil (50%), is a participant in the KAM pipeline and will use it for westbound exports from the Kumkol North field.

Exports to China

The Company has also initiated in late May shipments to China from the terminal of Atasu, owned and operated by KazTransOil. The use of the Atasu terminal reduces rail distance to the Chinese border by about 435 km, as compared to the southern route via the Company’s terminal at Tekesu.

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.